Exhibit 12.1

ENSCO PLC AND SUBSIDIARIES
Statement of Calculation of Ratios of Earnings to Fixed Charges
(In millions, except ratios)
(Unaudited)

	Three Months Ended March 31, 2018	Year Ended December 31,
		2017	2016	2015	2014	2013

Earnings
Income (loss) from continuing operations before income tax	$(122.0)	$(196.0)	$997.5	$(1,471.2)	$(2,548.8)	$1,633.2
Fixed charges deducted from income (loss) from continuing operations	87.8	308.4	284.4	323.2	260.4	245.3
Amortization of capitalized interest	4.3	17.6	16.4	18.2	17.0	13.3
Less:
(Income) loss from continuing operations before income tax attributable to noncontrolling interests	0.4	0.6	(7.7)	(10.5)	(15.5)	(9.7)
Interest capitalized	(18.4)	(72.5)	(45.7)	(87.4)	(78.2)	(67.7)
	(47.9)	58.1	1,244.9	(1,227.7)	(2,365.1)	1,814.4

Fixed Charges
Interest on indebtedness, including amortization of deferred loan costs	65.6	224.2	228.8	216.3	161.4	158.8
Estimated interest within rental expense	3.8	11.7	9.9	19.5	20.8	18.8
Fixed charges deducted from income (loss) from continuing operations	69.4	235.9	238.7	235.8	182.2	177.6
Interest capitalized	18.4	72.5	45.7	87.4	78.2	67.7
Total	$87.8	$308.4	$284.4	$323.2	$260.4	$245.3
Ratio of Earnings to Fixed Charges	(a)	(b)	4.4	(b)	(b)	7.4

(a) For the quarter ended March 31, 2018, our earnings were inadequate to cover our fixed charges by $135.7 million.

(b)
For the years ended December 31, 2017, December 31, 2015 and December 31, 2014, our earnings were inadequate to cover our fixed charges by $250.3 million, $1,550.9 million and $2,625.5 million, respectively. Net loss from continuing operations before income taxes of $196.0 million, $1,471.2 million and $2,548.8 million for the years ended December 31, 2017, December 31, 2015 and December 31, 2014, respectively, included a non-cash loss on impairment of $182.9 million, $2,746.4 million and $4,218.7 million, respectively.